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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                         April                          2005
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Commission File Number                 000-49984
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                           Mitel Networks Corporation
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                (Translation of registrant's name into English)

                   350 Legget Drive, Ottawa, Ontario K2K 2W7
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F         X            Form 40-F
                      ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                           No          X
                     ------------------           ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_______________





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Change of Financial Year End

         On April 24, 2005, the Company's Board of Directors approved a change in the Company's financial year-end from the last Sunday in April to April 30. The transition period will be the six-day period ending on April 30, 2005 and will be included in the Company's next Annual Report on Form 20-F.

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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MITEL NETWORKS CORPORATION
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                                                        (Registrant)

Date:        April 27, 2005              By:  /s/ Steven Spooner
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                                              Name:  Steven Spooner
                                              Title: Chief Financial Officer